82-3331

DSG international plc

Interim Statement 2005/06


06010765

SUPPL


RECEIVED
2006 FEB -8 P 1:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dixons Group PLC

Financial highlights

- Total Group sales up 3% to £3.507 billion (2004/05[4]: £3.394 billion)
- Group like for like sales[1] down 3%; Electricals division up 1%, Computing down 7%, Computing & Communications division down 12%
- Total profit before tax £106.1 million (2004/05[4]: £133.5 million)
- Underlying pre-tax profit[2] £97.5 million (2004/05[4]: £121.8 million)
- Basic earnings per share 4.2 pence (2004/05[4]: 5.0 pence)
- Adjusted diluted earnings per share[2] 3.8 pence (2004/05[4]: 4.4 pence)
- Free Cash Flow[3] generation up 16% to £147.9 million (2004/05[4]: £127.7 million)
- Interim dividend of 1.92 pence, an increase of 5%
- £185 million of shares bought and cancelled as at 17 January 2006 under the previously announced £200 million share buyback programme

Operational highlights

- Sales growth of 24% in International operations in total representing 34% of Group sales
- Acquisition of Finnish electrical retailer Markantalo announced on 9 January 2006 for €49 million (approximately £33 million) consolidates market leadership position in Finland
- Group wide efficiency and cost reduction initiatives on course to deliver £30 million of cost reduction in 2005/06 with savings of a further £20 million planned in 2006/07

Notes

(1) Like for like sales are calculated based on stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK like for like calculations to remove the distorting effect of the introduction of pay-as-you-go customer support agreements.

(2) Throughout this statement, references are made to 'underlying' and 'adjusted' performance measures. Underlying results are defined as being before amortisation of acquired intangibles, restructuring costs, profits on sale of investments, profit on sale of subsidiary and net mark to market gains on financial instruments. The financial effect of these items is shown in the analyses on the face of the income statement on page 13 and in note 3. Adjusted earnings per share measures are based on underlying earnings.

(3) Free cash flow is defined as net cash generated from operations, plus net finance income less taxation and net capital expenditure.

(4) Throughout this statement, all figures for the comparative periods for the 28 weeks ended 13 November 2004 and the 52 weeks ended 30 April 2005 have been restated, where necessary to reflect IFRS. Further details of IFRS are given in notes 1, 11 and 12 to the interim financial information.

Chief Executive's review

Results and Dividends

For the 28 weeks ended 12 November 2005 the Group's total and underlying results are as follows:

	Total results		Underlying results	
	£ million	% change	£ million	% change
Turnover	3,507.0	3%	3,507.0	3%
Operating profit	80.6	(24%)	83.7	(22%)
Profit before tax	106.1	(21%)	97.5	(20%)
Basic EPS (pence)	4.2p	(16%)		
Adjusted diluted EPS (pence)			3.8p	(14%)

Group turnover increased by 3% to £3,507.0 million (2004/05: £3,393.8 million). Excluding Codic, the discontinuing residual property operation, turnover increased by 4%. Group like for like sales were down 3%.

Underlying profit before tax was £97.5 million, 20% lower than last year reflecting the challenging trading conditions in the Group's UK market (2004/05: £121.8 million). Profit before tax was £106.1 million (2004/05: £133.5 million).

Adjusted diluted earnings per share were 3.8 pence (2004/05: 4.4 pence), a decrease of 14%. Basic earnings per share were 4.2 pence (2004/05: 5.0 pence).

Profit before tax included property profits of £5.4 million (2004/05: £5.5 million).

Group gross margins in the first half were in line with last year.

Free Cash Flow generated in the first half was £147.9 million (2004/05: £127.7 million), an increase of £20.2 million (16%) on the prior half year.

Continued strong cash generation this year and the level of Group earnings during the period have enabled the directors to declare an interim dividend of 1.92 pence per share (2004/05: 1.83 pence), an increase of 5%: This will be paid on 1 March 2006 to shareholders registered on 27 January 2006.

Business Performance

Electricals

Total sales in the Electricals division were up 8% to £2,317.5 million (2004/05: £2,152.8 million) with like for like sales up 1%. Underlying operating profit was £52.7 million (2004/05: £54.3 million), 3% lower than last year.

UK & Ireland

Total sales in the UK & Ireland operations were down 2% at £1,291.7 million (2004/05: £1,319.1 million) with like for like sales down 2%. Underlying operating profit was £2.2 million (2004/05: £13.9 million). The brown goods market grew by 5.7% with growth in flat panel televisions, digital cameras and internet audio products. The white goods market declined by 8.2% during the first half.

Currys

A combination of strong prior year comparatives and the downturn in the consumer environment contributed to a decline in Currys first half sales, which were down 1% to £922.1 million (2004/05: £928.4 million) year on year with like for like sales down 3%. Currys new television campaign helped drive footfall. Successful initiatives to improve conversion enabled Currys to grow sales of digital cameras, internet audio, flat panel televisions and computing products. Currys continued to gain market share in the white goods market but overall white goods sales reduced.

In February 2005, Currys relaunched its after sales customer support proposition, branded ***whateverhappens*** which includes a pay monthly option. Sales momentum was sustained throughout the first half and sales to date have been encouraging, with improving levels of penetration, especially in instant replacement.

Currys resited one store, opened five new stores (two High Street and three Superstores) and closed 11 stores (10 High Street stores and one Superstore) in the period as it managed its portfolio to reduce exposure to rent increases. Currys retail space grew by 2% during the first half.

Dixons

Dixons sales at £324.4 million were down 8% (2004/05: £351.8 million), with like for like sales down 2%. Total sales performance continues to be impacted by the store closure programme carried out during 2004. Like for like sales were affected by the weak consumer environment and a tough comparable period in the closing weeks of the previous half year. The new brand strategy, which positions Dixons as the principal High Street source for new digital technology under the strap line ***The Future for Less*** continues to engage customers and drive footfall. Dixons achieved strong sales growth in satellite navigation, internet audio and flat panel televisions whilst it saw a decline in lower value old technology such as non-flat panel televisions, analogue audio products and VCR technology.

Dixons Tax Free continued to trade strongly, benefiting from good sales of internet audio, games and satellite navigation systems. A campaign to drive price perception successfully increased average spend per passenger.

Improvements in site design and enhancements to the range helped Currys and Dixons improve sales via the internet, with online sales growing some 42% during the period and representing 3% of their total sales.

Ireland

Sales in Ireland grew by 22% at constant exchange rates, to £43.8 million (2004/05: £35.7 million), with like for like sales increasing by 6% (not 10% as previously reported in the trading statement on 23 November 2005). All chains in Ireland performed strongly with four new stores added during the period.

Nordic

In the Nordic region, Elkjøp increased total sales by 10% at constant exchange rates to £530.6 million (2004/05: £465.3 million) with like for like sales 5% higher. Underlying operating profits grew by 22% to £36.3 million (2004/05: £29.8 million). Elkjøp delivered good performances in all its markets. In Denmark, Elkjøp acquired the out of town retail operations of FDB, the co-operative retail and wholesale society of Denmark.

The Group estimates that the aggregate product markets in the Nordic region grew during the year and Elkjøp increased its share. Franchise operations, which provide further growth opportunities in smaller catchment areas, continue to be developed.

Since the end of the period, the Group has agreed terms for the acquisition of Markantalo, a Finnish electrical chain of 26 stores, for a maximum total consideration of €49 million (£33 million). This acquisition will consolidate the Group's market leadership in the electricals market in Finland. The Group intends to introduce new ranges to Markantalo stores and sees further growth opportunities in the market. It is expected that the acquisition will be completed on 1 March 2006.

Southern Europe

Sales in the Group's Southern European operations grew in total by 39% at constant exchange rates to £449.6 million (2004/05: £324.1 million), with like for like sales up 6%. Underlying operating profit was £19.5 million (2004/05: £15.3 million).

UniEuro

Sales at UniEuro grew by 10% at constant exchange rates to £320.4 million (2004/05: £288.8 million), with like for like sales up 4%. The new management team put in place during the last year is working to transition the business from a decentralised operation to one that is centrally managed. Good progress has also been made in restructuring UniEuro's distribution platform, rationalising it from seven locations to two. UniEuro continued its store refurbishment programme, opening three new stores and closing one during the first half.

Kotsovolos

Kotsovolos has continued to perform well since the controlling stake was acquired in September 2004. Like for like sales increased by 10% with total sales of £129.2 million in the first half. The new management appointed since the acquisition are carefully managing an operational restructuring and store refurbishment programme, supported by new marketing campaigns focused on price and range. Two small stores were closed in the period. In the second half, three further large store openings and one small store closure are planned.

Central Europe

Electro World sales were flat at constant exchange rates at £45.6 million (2004/05: £44.3 million). Underlying investment losses were £5.3 million (2004/05: £4.7 million). In October Electro World opened its first store in Poland and announced plans to accelerate the roll out of its stores across Central Europe with the addition of 20 new stores across Hungary, Poland and the Czech Republic as soon as possible. A second store was opened in Poland in December.

Computing & Communications

Total sales in the Computing & Communications division were down 3% to £1,189.3 million (2004/05: £1,230.4 million) with like for like sales down 12%. Underlying operating profit was £36.7 million (2004/05: £58.9 million).

PC World

PC World sales (including PC World Business) were 1% lower than the previous year at £838.5 million (2004/05: £848.6 million) with like for like sales 8% lower, affected by price deflation in PC hardware.

The overall UK computing market grew by 1.8%. The PC hardware market grew by 3.7%, with strong unit volume growth more than offset by accelerated price deflation. PC World delivered strong sales of laptops, newer high value media centre PCs, peripherals and internet audio products.

Internet sales more than doubled over the previous period with the new ***Collect@Store*** proposition representing over half of the sales made online.

Three new PC World stores were opened during the period and two stores were resited. A further two stores are expected to be opened during the remainder of the financial year.

PC World Business sales grew by 7% to £180.0 million (2004/05: £168.3 million). On 25 August 2005 PC World Business acquired Equanet, a business to business IT reseller for £13 million. The acquisition brings skills and an existing customer base to PC World Business in the mid to large SME market. Its predominance in the South East of England also complements the existing geographical spread of PC World Business.

PC City

PC City total sales were up 31% at constant exchange rates to £122.9 million (2004/05: £93.9 million). The product trends across mainland Europe were similar to those in the UK, with PCs and laptops selling well. Underlying investment losses were £15.0 million (2004/05: £13.9 million). Losses were reduced in Spain and Italy.

PC City France opened two new stores in the first half of the financial year. PC City Spain expects to open five new stores in the second half. ***PC a Punto Gold,*** the new customer support agreement, has made good progress with growing levels of penetration.

The PC City format is still in the early stages of development in Italy with six stores and in Sweden with five stores, three of which were opened in the period. The chain is steadily growing its share in both markets. Four further store openings are planned in these markets this financial year.

The Link

Sales in the Link Communications Group which comprises The Link retail stores and the Genesis Communications business to business operation were down 21% to £224.4 million (2004/05: £283.0 million). Like for like sales were 28% lower than the comparable period, which benefited from significant promotion by a network operator not repeated this year, and higher contract sales. The new management team are focused on increasing contract sales.

Genesis Communications sales were £49.3 million (2004/05: £53.1 million). In the period, data connections grew by 29%. The average billing subscriber base was flat year on year.

Customer Support Agreements

Innovations in customer support agreements introduced in 2004/05 included new convenient payment options and improvements in the clarity of the terms of the agreements for customers at Currys, PC World and The Link. Currys launched ***whateverhappens*** in February 2005, offering customers the option of monthly pay-as-you-go or term payments, and PC World offered ***PC Performance*** on a monthly pay-as-you-go basis. Early indications are that customers have embraced the changes positively. The Group is actively engaged in dialogue with customers and consumer organisations to ensure that the benefits and the terms of its customer support agreements are well understood.

Financial Position

In the period the net cash generated from operations was £241.9 million, an improvement of £13.3 million (6%) on the same period last year. Free Cash Flow generated in the period was £147.9 million, an increase of £20.2 million (16%) compared with the first half of the previous financial year.

£ million	28 weeks ended 12 November 2005	28 weeks ended 13 November 2004	Change Year on Year
Operating profit	80.6	106.6	(26.0)
Depreciation and amortisation	75.6	64.9	10.7
Working capital	149.3	72.9	76.4
Working capital impact of pay-as-you-go customer support agreements	(54.1)	-	(54.1)
Other	(9.5)	(15.8)	6.3
Net cash generated from operations	**241.9**	**228.6**	**13.3**
Net finance income	19.7	15.9	3.8
Taxation paid	(44.2)	(36.0)	(8.2)
Capital expenditure	(94.2)	(102.0)	7.8
Sale of freehold property	24.7	21.2	3.5
Free Cash Flow	**147.9**	**127.7**	**20.2**

The key driver of the Free Cash Flow was a £149.3 million reduction in working capital, with significant improvements in stock turns, and creditor and debtor days. This was partially offset by the £54.1 million negative cash impact from the introduction of the monthly pay-as-you-go customer support agreement proposition.

Available Net Funds

At 12 November 2005 the Group had available net funds (which exclude funds held under trust for customer support agreement liabilities) of £178.8 million; compared with £99.8 million for the corresponding period.

£ million	28 weeks ended 12 November 2005	28 weeks ended 13 November 2004
Opening net funds	551.3	644.8
Adjustments on adoption of IFRS	(27.4)	(34.5)
Free Cash Flow	147.9	127.7
Dividends	(115.2)	(109.1)
Repurchase of shares	(82.7)	(42.9)
Acquisitions	(14.1)	(168.6)
Other movements	(7.5)	30.5
Closing net funds	**452.3**	**447.9**
Less: Funds held under trust	(273.5)	(348.1)
Available net funds	**178.8**	**99.8**

Opening net funds of £551.3 million have been adjusted by £27.4 million which related to the adoption of IAS 39 and changes relating to the inclusion of finance leases under IFRS (see opposite page).

A total of £197.9 million was paid to shareholders by way of dividends (£115.2 million) and share buybacks (£82.7 million).

IFRS

For 2005/06, the Group has adopted International Financial Reporting Standards (IFRS) accounting policies and figures have been prepared on the basis set out in note 1 to the interim financial statements. Comparative figures for the 28 weeks ended 13 November 2004 and the 52 weeks ended 30 April 2005 have been restated and a summary reconciliation of the profit for these periods and shareholders' funds is shown in note 11 to the interim financial statements. Opening adjustments relating to IAS 39 are shown in note 12. Detailed reconciliations of these restated figures to their UK GAAP equivalents were published in a press release on 18 November 2005 together with the detailed accounting policies applied. This information is available on the Group's corporate website, www.dsgiplc.com.

Tax

The Group tax rate on underlying profit was 29.0% (2004/05 full year: 27.5%, half year 28.9%). The increase in the tax rate reflects the reduced impact of lower overseas tax rates.

Share Buyback

The Group continued its current programme to repurchase £200 million of its shares. At 12 November 2005, the Group had purchased a further 55,000,000 shares for cancellation, for a total consideration of £82.7 million. As at 17 January 2006, a total of 118,400,000 shares have been purchased and cancelled for a total cost of £184.8 million representing 6.1% of the original issued share capital at the start of the programme. The remainder of the repurchase programme is expected to be carried out in the 2005/06 financial year. In line with the Group's strategy and objectives it will continue to invest in its organic start up operations and to explore further opportunities for growth. Consequently the Group has no present intention of extending the buyback programme.

Adjustments to Underlying Results

	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	Change Year on Year %
Reported Profit Before Tax	**106.1**	**133.5**	**(21%)**
Net mark to market gains on financial instruments	(8.8)	-	
Profit on sale of investments	(2.9)	(12.2)	
One time IS outsourcing costs	2.2	-	
Amortisation of acquired intangibles	0.9	0.5	
Underlying Profit Before Tax	**97.5**	**121.8**	**(20%)**

Net Mark to Market Gains on Financial Instruments

For the accounting period 28 weeks ended 12 November 2005, the Group is required to adopt International Accounting Standard 39, "Financial instruments: Recognition and Measurement" (IAS 39), for the first time. The standard requires businesses to value all financial assets and

financial liabilities at fair value at the balance sheet date, with movements taken to the income statement (through the financing line) or through reserves as appropriate. "Financial assets" and "financial liabilities" are defined terms under IAS 39 and include derivatives which were previously not recorded.

The Group's opening balance sheet at 1 May 2005 was adjusted for IAS 39 to reflect the valuation of all financial assets and liabilities, with the adjustment being reflected through opening reserves. Such adjustments amounted to a decrease in net assets of £10.9 million.

As at 12 November 2005, all financial assets and liabilities were once again revalued on a "mark to market" basis, resulting in a net gain of £8.8 million. This gain has been recognised in the financing line of the income statement, but relates to future cash flows beyond the balance sheet date. These gains would only crystallise if the derivatives held were sold, which the Group has no intention of doing. Furthermore, the gains recognised may reverse when revalued in future accounting periods, which in the Group's view distorts underlying trading data. The Group has therefore excluded such amounts in presenting its underlying profit before tax. No comparable credit or charge to the income statement arose owing to the election to defer implementation of IAS 39 until 2005/06.

Profits on Sale of Investments
During the period, gains of £2.9 million arose from the disposal of a minority shareholding in Monstermob Group PLC.

Restructuring Costs
During the period, costs of £2.2 million arose relating to the outsourcing of the Group's information systems structure. These are one time costs and do not relate to trading during the period. At 30 April 2005, equivalent costs related to the impairment of fixed assets which are to be eliminated from the business over a shorter period than their current expected useful lives, resulting from the decision to reorganise the distribution network and information systems of the Group.

Amortisation of Acquired Intangibles
IFRS requires that, on acquisition, specific intangible assets are identified and amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the first half of the year, this amortisation amounted to £0.9 million which relates to brand names and customer lists arising from businesses acquired in 2004/05. They are excluded from underlying results in order to provide consistency of treatment to that previously adopted for goodwill.

Current Trading and Outlook

	8 weeks ended 7 January 2006	
	Total Sales	**Like for Like Sales**
UK & Ireland Electricals		
Currys	+6%	+3%
Dixons	+5%	+8%
Ireland	+40%	+17%
Nordic - Elkjøp	+8%	+4%
Southern Europe		
Kotsovolos	(1%)	(5%)
UniEuro	+13%	+9%
Central Europe - Electro World	+9%	n/a
Total Electricals Division	**+7%**	**+4%**
UK Computing - PC World	+8%	+3%
International Computing - PC City	+33%	n/a
Total Computing	**+10%**	**+3%**
UK Communications - The Link Communications Group	(27%)	(28%)
Total Computing & Communications Division	**+2%**	**(4%)**
Total Group	**+5%**	**+2%**

Gross margins across the Group were in line with last year.

NOTES:

(1) All sales figures are based on local currency performance whilst the sub-totals for the divisions and the totals for the Group are translated to Sterling.

(2) Total sales for PC World include PC World Business. Like for like sales are for PC World stores only.

(3) Store numbers for PC City and Electro World were insufficient in the comparative period for a meaningful like for like comparison.

(4) Total sales for The Link Communications Group include Genesis. Like for like sales are for The Link stores only.

(5) The change in total Group sales excludes Codic, the discontinuing residual property operations.

During the 8 week period to 7 January 2006, total Group sales were up 5% and like for like sales were up 2%. In UK retail total sales were up 3% and like for like sales were up 1%. International retail total sales were up 11% and like for like sales were up 4%.

The Group's performance over peak season saw encouraging trading in the UK electricals and computing businesses and in overseas operations.

Gift items such as games consoles, satellite navigation equipment, iPods and MP3 music players, flat panel televisions and laptops performed particularly well.

Outlook
While the peak season was encouraging, Christmas is a very different trading period from the rest of the year. The Group remains cautious about the consumer outlook for the coming months, particularly in the UK, Italy and Greece, where underlying levels of consumer confidence remain low. Concerns about personal finance issues like pensions, tax increases and energy costs remain on the UK consumers' agenda. The Group's strategy is to retain a high focus on costs, margin protection, capital discipline and retail innovation.

There is a steady pipeline of new consumer technology products, which will continue to allow the Group to offer attractive ranges and deals to customers throughout 2006. The Group has the right strategy and strong management in place to continue to grow profitably within the markets in which it operates.

Board of Directors
David Longbottom, Group Human Resources Director, has communicated to the board his intention to retire from the Group on 31 March 2006.



John Clare
Group Chief Executive
18 January 2006

Consolidated Income Statement - Unaudited

	Note	28 weeks end 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Revenue	2	**3,507.0**	3,393.8	6,982.7
Profit from operations before associates		**80.5**	105.9	286.1
Share of post tax results of associates		**0.1**	0.7	1.0
Operating profit	2	**80.6**	106.6	287.1
Profit on sale of investments	3,4	**2.9**	12.2	12.5
Profit on sale of subsidiary	3,4	**-**	-	3.8
Finance income	4	**64.0**	50.8	87.7
Finance costs	4	**(41.4)**	(36.1)	(58.6)
Net finance income		**25.5**	26.9	45.4
Profit before tax		**106.1**	133.5	332.5
Analysed as:				
Underlying profit before tax		**97.5**	121.8	332.8
Acquired intangible amortisation		**(0.9)**	(0.5)	(1.2)
Restructuring costs		**(2.2)**	-	(15.4)
Profit on sale of investments		**2.9**	12.2	12.5
Profit on sale of subsidiary		**-**	-	3.8
Net mark to market gains on financial instruments		**8.8**	-	-
Income tax expense	5	**(30.0)**	(35.0)	(86.5)
Profit for the period		**76.1**	98.5	246.0
Attributable to:				
Equity shareholders of the parent company		**78.3**	97.4	240.4
Minority interests		**(2.2)**	1.1	5.6
		76.1	98.5	246.0
Earnings per share (pence)	7			
Basic		**4.2p**	5.0p	12.5p
Diluted		**4.2p**	5.0p	12.4p

Consolidated Statement of Recognised Income and Expense - Unaudited

	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Profit for the period	**76.1**	98.5	246.0
Actuarial gains / (losses) on defined benefit pension scheme	**4.6**	(34.4)	(59.3)
Tax on (income) / expense taken directly to equity	**(1.1)**	10.4	20.8
Mark to market gains arising on financial instruments	**8.4**	-	-
Currency translation movements	**8.4**	12.9	2.6
Net income / (expense) recognised directly in equity	**20.3**	(11.1)	(35.9)
Total recognised income and expense for the period	**96.4**	87.4	210.1
Transition adjustment on adoption of IAS 39	**(10.9)**		
Total recognised income and expense since 1 May 2005	**85.5**		
Attributable to:			
Equity shareholders of the parent company	**87.7**	86.3	204.5
Minority interests	**(2.2)**	1.1	5.6
	85.5	87.4	210.1

Consolidated Balance Sheet - Unaudited

	Note	12 November 2005 £ million	13 November 2004 £ million	30 April 2005 £ million
Non-current assets				
Goodwill		**1,038.3**	1,024.9	1,004.2
Intangible assets		**105.1**	105.8	107.8
Property, plant and equipment		**605.8**	630.4	600.4
Investments		**3.2**	2.6	3.2
Trade and other receivables		**13.4**	73.5	29.6
Deferred tax assets		**164.1**	138.8	161.3
		1,929.9	1,976.0	1,906.5
Current assets				
Inventories	8	**1,077.6**	1,137.0	811.3
Trade and other receivables		**471.6**	487.8	367.5
Tax recoverable		**8.7**	16.8	7.7
Short term investments	10	**255.8**	313.5	306.5
Cash and cash equivalents	10	**591.2**	542.7	704.5
		2,404.9	2,497.8	2,197.5
Current liabilities				
Borrowings	10	**(29.4)**	(39.5)	(141.8)
Obligations under finance leases		**(0.5)**	(0.3)	(0.4)
Trade and other payables		**(1,975.0)**	(1,864.3)	(1,370.6)
Tax liabilities		**(95.7)**	(111.7)	(110.7)
Provisions		**(4.9)**	(11.7)	(7.0)
		(2,105.5)	(2,027.5)	(1,630.5)
Net current assets		**299.4**	470.3	567.0
Non-current liabilities				
Borrowings	10	**(305.5)**	(323.8)	(317.9)
Obligations under finance leases		**(59.3)**	(44.7)	(55.1)
Retirement benefit obligations		**(183.1)**	(161.9)	(186.5)
Other payables		**(346.0)**	(492.4)	(455.3)
Provisions		**(1.5)**	(11.9)	(7.7)
		(895.4)	(1,034.7)	(1,022.5)
Net assets		**1,333.9**	1,411.6	1,451.0
Equity	9			
Called up share capital		**45.8**	48.1	47.3
Share premium account		**142.3**	141.9	142.1
Merger reserve		**(386.1)**	(386.1)	(386.1)
Capital redemption reserve		**428.4**	426.1	426.9
Other reserves		**39.8**	23.8	26.2
Retained earnings		**1,031.8**	1,119.6	1,152.3
Equity shareholders' funds		**1,302.0**	1,373.4	1,408.7
Equity minority interests		**31.9**	38.2	42.3
Total equity		**1,333.9**	1,411.6	1,451.0

Consolidated Cash Flow Statement - Unaudited

	Note	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Operating activities				
Cash generated from operations	10	**241.9**	228.6	466.3
Taxation paid		**(44.2)**	(36.0)	(90.9)
Net cash flow from operating activities		**197.7**	192.6	375.4
Investing activities				
Purchase of property, plant and equipment and intangibles		**(94.0)**	(101.9)	(168.8)
Purchase of subsidiaries		**(14.1)**	(90.9)	(106.6)
Purchase of available for sale investments		**(3.0)**	-	-
Interest received		**28.3**	27.2	55.9
Decrease in short term investments		**51.5**	72.2	79.0
Proceeds from disposals of property, plant and equipment		**24.7**	21.2	49.1
Proceeds from disposals of available for sale investments		**8.2**	1.9	1.9
Proceeds from sale of subsidiary		**-**	-	3.8
Net cash flow from investing activities		**1.6**	(70.3)	(85.7)
Financing activities				
Issue of ordinary share capital		**0.2**	1.0	1.7
Purchase of own shares		**(84.2)**	(42.9)	(92.6)
Capital element of finance lease payments		**(0.2)**	(0.1)	(0.3)
Interest element of finance lease payments		**(2.3)**	(1.3)	(2.7)
Decrease in borrowings due within one year		**(7.5)**	(30.6)	(36.2)
Increase / (decrease) in borrowings due after more than one year		**1.6**	3.4	(2.2)
Interest paid		**(6.3)**	(10.0)	(22.8)
Equity dividends paid		**(115.2)**	(109.1)	(144.2)
Dividends paid to minority interests		**(8.2)**	(7.2)	(7.2)
Net cash flow from financing activities		**(222.1)**	(196.8)	(306.5)
Decrease in cash and cash equivalents	10	**(22.8)**	(74.5)	(16.8)
Cash and cash equivalents at beginning of period		**597.4**	614.6	614.6
Currency translation differences		**0.3**	2.6	(0.4)
Cash and cash equivalents at end of period	10	**574.9**	542.7	597.4

For the purpose of the cash flow statement, cash and cash equivalents comprise those amounts disclosed as such on the consolidated balance sheet less overdrafts which form part of short term borrowings on the balance sheet. A reconciliation to the balance sheet amounts is shown in note 10.

Notes to the interim financial statements

1 Basis of preparation and accounting policies
DSG international plc has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). A European Union Regulation issued in 2002 requires the Group to report its 2005/06 results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission (EC). The interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and those accounting policies which the Group intends to adopt for the 52 week period ending 29 April 2006, which will be in accordance with IFRS and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS. The transition date to IFRS for the Group was 2 May 2004 (the Transition Date), being the start of the period of comparative information.

The interim financial statements for the 28 weeks ended 12 November 2005 were approved by the directors on 18 January 2006. The interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, but have been reviewed by the auditors.

The figures for the 52 week period ended 30 April 2005 do not constitute the Company's statutory accounts for that period. The financial information for the 52 weeks ended 30 April 2005 presented as comparative figures in this report does not constitute the Company's statutory accounts for that period. The IFRS financial information for the 52 weeks ended 30 April 2005 was derived by restatement of information extracted from the Annual Report and Accounts for that period, which was prepared under UK GAAP and which has been filed with the UK Registrar of Companies. The auditors have reported on those UK GAAP accounts, their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The financial information prepared in accordance with IFRS for the 52 weeks ended 30 April 2005 has received an unqualified audit opinion.

Comparative figures for the consolidated income statement for the 28 weeks ended 13 November 2004 and the 52 weeks ended 30 April 2005 together with the consolidated balance sheet as at 13 November 2004 and 30 April 2005 prepared under IFRS accounting policies were published in a press release on 18 November 2005 together with further details and reconciliations explaining the transition to IFRS. This information is available on the Group's corporate website, www.dsgiplc.com.

Accounting policies
The accounting policies used in these interim financial statements are the same as those published on 18 November 2005 which are available on the corporate website, with the exception of the adoption of IAS 32 "Financial instruments: Presentation and Disclosure" (IAS 32) and IAS 39 "Financial instruments: Recognition and measurement" (IAS 39) which apply to the Group from 1 May 2005. The accounting policy for financial instruments is shown in note 12.

IFRS 1, "First time adoption of International Financial Reporting Standards", permits those companies adopting IFRS for the first time to take advantage of certain exemptions from the full requirements of IFRS and make certain elections in the transition period. The exemptions and elections taken by the Group are shown in a separate section below.

The accounting policies used in these interim financial statements assume that all existing IFRS, Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the 52 weeks ending 29 April 2006, will be fully endorsed by the EC. The failure of the EC to endorse all of these standards in time for the 2005/06 financial reporting period could result in the need to change the basis of accounting or presentation of certain financial information from that reported herein.

Notes to the interim financial statements continued

1 Basis of preparation and accounting policies (continued)
The IASB continues to amend certain of these standards and interpretations as well as to issue new standards and interpretations. Such new guidance may be applicable to the 52 weeks ending 29 April 2006 or may be applicable to later periods but may be adopted early. It is important to note that the IFRS position as stated is the Group's current view based on the financial reporting standards currently in issue and changes may arise as new accounting pronouncements are developed and issued. As a result, these interim financial statements may be prepared on a different basis to those for the 52 weeks ending 29 April 2006.

The Group's accounting policy for financial instruments assumes that the final version of IAS 39 will be endorsed by the EC and adopted from 1 May 2005.

IFRS Exemptions and elections

The Group has taken the following exemptions and elections:

- Share based payments: IFRS 2 "Share based payment" has been applied to all equity settled transactions, such as share options granted but not fully vested as at the Transition Date. Although IFRS 2 requires that only share based payments granted since 7 November 2002 be included, the Group considers that retrospective application provides a better indication of how past and future results are affected by IFRS 2, particularly when compared with the level of grants year on year. Fair values for pre 7 November 2002 share based payments were set out in an announcement dated 11 May 2005 which is available on the Group's corporate website;

- Employee benefits: Under IAS 19 all cumulative pension actuarial gains and losses have been recognised in reserves at the Transition Date. IAS 19 allows companies to recognise actuarial gains and losses immediately in the statement of recognised income and expense (reserves) or alternatively to be held in the balance sheet and released to the income statement over a period of time. Commencing on the Transition Date, the Group has elected to recognise actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense;

- Business combinations: The Group has elected to apply IFRS 3 "Business Combinations" prospectively from the Transition Date. The effect of this is that the value of goodwill arising from business combinations prior to the Transition Date remains at the net book value as stated under UK GAAP as at the Transition Date; and

- Financial instruments: The Group has elected to defer the implementation of IAS 32 and IAS 39. IAS 32 and IAS 39 have been adopted from 1 May 2005. Commencing on this date, the Group has applied hedge accounting where the requirements of IAS 39 are met. The comparative periods (being the 28 weeks ended 13 November 2004 and the 52 weeks ended 30 April 2005) reflect accounting under the historical UK GAAP basis.

2 Segmental analysis
The Group operates under two divisions, Computing & Communications and Electricals. These divisions are the basis on which the Group reports its primary segment information. The principal activities of each division are as follows:

The Computing and Communications division is engaged in the retail and business to business sale of computer hardware and software, telecommunications products and associated peripherals, services and related financial and after sales services. The division operates in the UK, Spain, France, Italy and Sweden.

The Electricals division is engaged in the retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after sales services. The division operates in the UK, Ireland, the Nordic region, Italy, Greece, Hungary, the Czech Republic and Poland.

2 Segmental analysis (continued)

Revenue and operating profit

	28 weeks ended 12 November 2005			
	Computing & Communications £ million	Electricals £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	1,189.3	2,317.5	0.2	**3,507.0**
Profit from operations before associates	36.7	52.6	(5.7)	**83.6**
Share of post tax results of associates	-	0.1	-	**0.1**
Underlying operating profit	36.7	52.7	(5.7)	**83.7**
Amortisation of acquired intangibles	(0.6)	(0.3)	-	**(0.9)**
Restructuring charge	-	-	(2.2)	**(2.2)**
Total operating profit	36.1	52.4	(7.9)	**80.6**

Underlying operating profit is stated after recognising net property profits of £5.4 million in the Corporate Centre and Shared Services.

	28 weeks ended 13 November 2004			
	Computing & Communications £ million	Electricals £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	1,230.4	2,152.8	10.6	3,393.8
Profit from operations before associates	58.9	53.6	(6.1)	106.4
Share of post tax results of associates	-	0.7	-	0.7
Underlying operating profit	58.9	54.3	(6.1)	107.1
Amortisation of acquired intangibles	(0.4)	(0.1)	-	(0.5)
Total operating profit	58.5	54.2	(6.1)	106.6

Underlying operating profit is stated after recognising net property profits of £5.5 million in the Corporate Centre and Shared Services.

	52 weeks ended 30 April 2005			
	Computing & Communications £ million	Electricals £ million	Corporate Centre & Shared Services £ million	Total £ million
Revenue	2,456.7	4,514.5	11.5	6,982.7
Profit from operations before associates	149.2	175.6	(22.1)	302.7
Share of post tax results of associates	-	1.0	-	1.0
Underlying operating profit	149.2	176.6	(22.1)	303.7
Amortisation of acquired intangibles	(0.8)	(0.4)	-	(1.2)
Restructuring charge	(3.0)	(10.1)	(2.3)	(15.4)
Total operating profit	145.4	166.1	(24.4)	287.1

Underlying operating profit is stated after recognising net property profits of £7.4 million in the Corporate Centre and Shared Services.

Associates in 2004/05 predominantly comprised the investment in P. Kotsovolos S.A. (Kotsovolos) in the period over which the Group was able to exercise significant influence from 8 July 2004 prior to the acquisition of a controlling stake on 8 September 2004. Subsequent to 8 September 2004, the Group acquired control of the business.

There were no material exports from the locations in which the Group operates.

Notes to the interim financial statements continued

3 Reconciliation of underlying profit before tax

		28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Profit before tax		**106.1**	133.5	332.5
Included in operating profit:				
Amortisation of acquired intangibles		**(0.9)**	(0.5)	(1.2)
Restructuring charge	(i)	**(2.2)**	-	(15.4)
		(3.1)	(0.5)	(16.6)
Included in net finance income:				
Profit on sale of investments	(ii)	**2.9**	12.2	12.5
Profit on sale of subsidiary	(iii)	**-**	-	3.8
Net mark to market gains on financial instruments	(iv)	**8.8**	-	-
		11.7	12.2	16.3
Underlying profit before tax		**97.5**	121.8	332.8

(i) Restructuring charge: Relates to incremental costs arising from the reorganisation of the Group's information systems structure. (52 weeks ended 30 April 2005: related to the impairment of fixed assets which are to be eliminated from the business over a shorter period than their current expected useful lives, resulting from the decision to reorganise the distribution network and information systems of the Group).

(ii) Profit on sale of investments: Relates to profit arising from the sale of a minority shareholding in Monstermob Group PLC. (28 weeks ended 13 November 2004: related to a £12.2 million profit arising from exchanges into shares in France Telecom S.A. by holders of 1% Exchangeable Bonds 2004 and the sale of remaining France Telecom S.A. shares in July 2004; 52 weeks ended 30 April 2005: related mainly to the £12.2 million described above).

(iii) Profit on sale of subsidiary: Related to the sale of a subsidiary company held within the Corporate Centre and Shared Services.

(iv) Mark to market gains and losses on revaluation of financial instruments: As described in note 1, the Group has applied the exemption available under IFRS 1 which allows the deferral of the accounting and disclosure requirements of IAS 32 and IAS 39. As such, the effective date of transition to IFRS in relation to these standards was 1 May 2005. Accordingly, no amounts are shown for either the 28 weeks ended 13 November 2004 or the 52 weeks ended 30 April 2005. Underlying figures exclude such amounts in order to show results on a comparable basis and to show more clearly trading and operating items to shareholders.

4 Net finance income

		28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Profit on sale of investments	*	**2.9**	12.2	12.5
Profit on sale of subsidiary	*	**-**	-	3.8
Bank and other interest receivable		**30.7**	32.6	53.9
Expected return on pension scheme assets		**18.4**	18.2	33.8
Mark to market gains on financial instruments	*	**14.9**	-	-
Finance income		**64.0**	50.8	87.7
Interest payable				
Bank loans and overdrafts		**(4.3)**	(5.9)	(5.0)
Other loans		**(10.0)**	(11.5)	(18.6)
Finance leases		**(2.3)**	(1.6)	(3.3)
Interest on pension scheme liabilities		**(18.7)**	(17.1)	(31.7)
Mark to market losses on financial instruments	*	**(6.1)**	-	-
Finance costs		**(41.4)**	(36.1)	(58.6)
Total net finance income		**25.5**	26.9	45.4
Underlying total net finance income	*	**13.8**	14.7	29.1

* Underlying total net finance income excludes items marked *. See note 3 for a description of such items.

Notes to the interim financial statements continued

5 Tax

	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Current tax:			
UK corporation tax at 30%	**11.3**	23.1	62.2
Overseas taxation	**13.5**	11.6	18.2
Adjustment in respect of earlier periods:			
- Corporation tax	**-**	-	(1.3)
- Overseas taxation	**-**	-	1.9
	24.8	34.7	81.0
Deferred tax:			
Current period	**5.8**	0.3	12.0
Credit in respect of restructuring costs	**(0.6)**	-	(4.5)
Adjustment in respect of earlier periods	**-**	-	(2.0)
	5.2	0.3	5.5
Total income tax expense	**30.0**	35.0	86.5
Analysed as:			
Underlying tax charge	**28.3**	35.2	91.4
Tax on amortisation of acquired intangibles	**(0.3)**	(0.2)	(0.4)
Tax on restructuring costs	**(0.6)**	-	(4.5)
Tax on net mark to market gains on financial instruments	**2.6**	-	-

The taxation charge based on underlying results is based on the estimated effective rate of taxation of 29.0 per cent on underlying earnings for the 52 weeks ending 29 April 2006. The equivalent effective rate of taxation for the 52 weeks ended 30 April 2005 was 27.5 per cent.

6 Dividends

	per share	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Amounts recognised as distributions to equity shareholders in the period				
- on ordinary shares of 2.5p each				
Final dividend for 2003/04	5.66p	**-**	109.3	109.3
Interim dividend for 2004/05	1.83p	**-**	-	35.1
Final dividend for 2004/05	6.22p	**115.2**	-	-
		115.2	109.3	144.4
Proposed interim dividend 2005/06	1.92p	**35.0**	-	-

As at 12 November 2005, the interim dividend for 2005/06 had not been approved by the Board and accordingly has not been recognised as a liability in these financial statements.

7 Earnings per share

	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Basic and diluted earnings	**78.3**	97.4	240.4
Acquired intangible amortisation net of taxation	**0.6**	0.3	0.8
Restructuring costs net of taxation	**1.6**	-	10.9
Net mark to market gains on financial instruments net of taxation	**(6.2)**	-	-
Profit on sale of investments	**(2.9)**	(12.2)	(12.5)
Profit on sale of subsidiary	-	-	(3.8)
Adjusted basic and diluted earnings	**71.4**	85.5	235.8

	million	million	million
Basic weighted average number of shares	**1,859.1**	1,935.6	1,922.1
Employee share option and ownership schemes	**15.9**	19.7	19.4
Diluted weighted average number of shares	**1,875.0**	1,955.3	1,941.5

	pence	pence	pence
Basic earnings per share	**4.2**	5.0	12.5
Acquired intangible amortisation net of taxation	-	-	0.1
Restructuring costs net of taxation	**0.1**	-	0.6
Net mark to market gains on financial instruments net of taxation	**(0.3)**	-	-
Profit on sale of investments	**(0.2)**	(0.6)	(0.7)
Profit on sale of subsidiary	-	-	(0.2)
Adjusted basic earnings per share	**3.8**	4.4	12.3
Diluted earnings per share	**4.2**	5.0	12.4
Acquired intangible amortisation net of taxation	-	-	-
Restructuring costs net of taxation	**0.1**	-	0.6
Net mark to market gains on financial instruments net of taxation	**(0.3)**	-	-
Profit on sale of investments	**(0.2)**	(0.6)	(0.7)
Profit on sale of subsidiary	-	-	(0.2)
Adjusted diluted earnings per share	**3.8**	4.4	12.1

Basic and diluted earnings per share are based on profit for the period attributable to equity shareholders. Adjusted earnings per share are presented in order to present the underlying performance of the Group. Such adjustments used to determine underlying earnings are further described in note 3.

8 Inventories

	12 November 2005 £ million	13 November 2004 £ million	30 April 2005 £ million
Finished goods and goods for resale	**1,071.1**	1,129.4	804.7
Properties held for development or resale	**6.5**	7.6	6.6
	1,077.6	1,137.0	811.3
Properties held for development or resale include interest of	**0.9**	0.3	0.9

Notes to the interim financial statements continued

9 Reconciliation of movements in equity

	12 November 2005 £ million	13 November 2004 £ million	30 April 2005 £ million
Opening equity shareholders' funds	**1,408.7**	1,431.0	1,431.0
Transition adjustment on adoption of IAS 39	**(10.9)**	-	-
Opening equity shareholders' funds – as restated	**1,397.8**	1,431.0	1,431.0
Profit for the period attributable to equity shareholders of the parent	**78.3**	97.4	240.4
Actuarial gains / (losses) on defined benefit pension scheme	**4.6**	(34.4)	(59.3)
Net mark to market gains arising on financial instruments	**8.4**	-	-
Currency translation movements	**8.4**	12.9	2.6
Purchase and cancellation of own shares	**(84.2)**	(42.2)	(92.6)
Dividends	**(115.2)**	(109.3)	(144.4)
Share based payment	**4.3**	4.8	8.7
Tax on items taken directly to equity	**(0.5)**	12.2	21.2
Ordinary shares issued: Share option and ownership schemes	**0.1**	1.0	1.1
Closing equity shareholders' funds	**1,302.0**	1,373.4	1,408.7
Minority interests	**31.9**	38.2	42.3
Closing total equity	**1,333.9**	1,411.6	1,451.0

During the period 165,624 shares were issued in respect of options exercised under employee share option schemes. Also during the period, the Company purchased and cancelled 55,000,000 of its own shares in the open market for an aggregate consideration of £82.7 million.

10 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash generated from operations

	28 weeks ended 12 November 2005 £ million	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Operating profit	**80.6**	106.6	287.1
Amortisation of acquired intangibles	**0.9**	0.5	1.2
Amortisation of other intangibles and depreciation	**74.7**	64.4	135.6
Share based payment charge	**4.3**	4.8	8.7
Share of post tax results of associates	**(0.1)**	(0.7)	(1.0)
Profit on disposal of property plant and equipment	**(5.4)**	(5.5)	(7.4)
Net utilisation of restructuring provisions and impairment	**(8.3)**	(14.4)	(6.5)
Operating cash flows before movements in working capital	**146.7**	155.7	417.7
Movements in working capital			
(Increase) / decrease in inventories	**(257.1)**	(285.3)	25.7
(Increase) / decrease in trade and other receivables	**(78.7)**	(28.9)	136.8
Increase / (decrease) in trade and other payables	**431.0**	387.1	(113.9)
	95.2	72.9	48.6
Cash generated from operations	**241.9**	228.6	466.3

(b) Analysis of net funds

		1 May 2005 (under IFRS) £ million	Transition adjustment on adoption of IAS 39 £ million	1 May 2005 (restated) £ million	Cash flow £ million	Other non-cash movements £ million	Exchange movements £ million	12 November 2005 £ million
Cash and cash equivalents	(i)	704.5	-	**704.5**	**(113.6)**	-	**0.3**	**591.2**
Overdrafts		(107.1)	-	**(107.1)**	**90.8**	-	-	**(16.3)**
		597.4	-	**597.4**	**(22.8)**	-	**0.3**	**574.9**
Short term investments		306.5	**0.8**	**307.3**	**(51.5)**	-	-	**255.8**
Borrowings due within one year		(34.7)	**14.1**	**(20.6)**	**7.5**	-	-	**(13.1)**
Borrowings due after more than one year		(317.9)	**13.2**	**(304.7)**	**(1.6)**	**0.8**	-	**(305.5)**
Obligations under finance leases		(55.5)	-	**(55.5)**	**0.2**	**(4.5)**	-	**(59.8)**
		(408.1)	**27.3**	**(380.8)**	**6.1**	**(3.7)**	-	**(378.4)**
Net funds	(ii)	495.8	**28.1**	**523.9**	**(68.2)**	**(3.7)**	**0.3**	**452.3**

i) Cash and cash equivalents as disclosed above relate to those amounts described as such on the balance sheet. The cash flow definition of cash and cash equivalents includes those amounts disclosed as such on the balance sheet less overdrafts (which form part of short term borrowings on the balance sheet).

ii) Net funds excluding amounts held under trust to fund customer support agreements totalled £178.8 million (28 weeks ended 13 November 2004: £99.8 million, 52 weeks ended 30 April 2005: £183.5 million).

11 Financial information under International Financial Reporting Standards

The key differences between UK GAAP and IFRS affecting the Group's accounting policies are set out below.

While this is not a comprehensive summary of all differences between UK GAAP and IFRS, other differences would have no effect or no significant effect on the consolidated net profit or shareholders' funds of the Group. A reconciliation of consolidated profit for the period and shareholders' funds as at 30 April 2005 and 12 November 2004 are set out below.

The following represent the differences relevant to the Group of moving from UK GAAP to IFRS.

a) Share based payments

Under UK GAAP, no cost is incurred for share options or Save As You Earn (SAYE) schemes. In accordance with IFRS 2, the Group recognises a charge to the income statement which represents the fair value of outstanding share based payments granted to employees. Share based payments comprise share options, SAYE schemes, the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). The fair value is determined by using option pricing models. The Group has predominantly used the binomial model in such valuations. The charge is recognised in the income statement over the vesting period, adjusted to reflect the expected and actual levels of vesting.

The basis of calculation of deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share based payment. Accordingly, the tax effect does not correlate to the charge.

b) Employee benefits

Under UK GAAP, a prepayment or accrual is shown in the balance sheet representing timing differences between the pension charge to the income statement and the cash payments made to the pension scheme.

Under IAS 19 "Employee benefits", the income statement charge is split between an operating charge and finance income and charges. The regular service cost of providing retirement benefits to employees during the period, together with the cost of any benefits relating to past service is charged to operating profit in the period. The net finance income or charge relates to the expected return on the assets of the scheme, based on market conditions prevailing at the start of the financial period, offset by the unwinding of the discount applied to the liabilities of the scheme.

The difference between the market value of the assets and the present value of the accrued pension liabilities is recognised as an asset or liability in the balance sheet together with the related deferred tax effect. Differences between the actual and expected returns on assets during the period are recognised in equity (reserves) in the statement of recognised income and expense, together with differences arising from changes in actuarial assumptions. This accounting treatment is consistent with that previously disclosed under FRS 17.

c) Leases

Under UK GAAP, determination of property finance leases is made by reference to the lease as a whole. Under IAS 17 "Leases", the determination must be made by reference to the land and buildings elements of the leases separately. As a result of this, the buildings element of a small number of leases previously recognised as operating leases has been reclassified as finance leases. The key reasons for such reclassifications are where the Group has built and developed such properties and then subsequently sold and leased back. The circumstances and terms of the sale and lease back have determined the accounting as a finance lease.

11 Financial information under International Financial Reporting Standards (continued)
The main impact on the balance sheet is the inclusion of the above mentioned properties within fixed assets together with the related finance lease creditor. The movement in this creditor is shown within financing activities in the cash flow statement and accordingly, has the effect of reducing net funds. Cash flows are, however, unaffected.

The key impact on the income statement is that for these specific leases, the rentals under operating leases charged to operating profit under UK GAAP are replaced with a depreciation charge on the fixed asset and a finance charge is included within interest. The total amounts charged to the income statement over the life of the finance lease remain the same under both UK GAAP and IFRS, however, a higher charge is incurred in the early years of a lease owing to the impact of higher interest charges. The net impact of this charge on the income statement is small.

IAS 17 also requires that, where a lease contains fixed minimum rental uplifts at predetermined review dates, the fixed minimum lease payments are accounted for on a straight line basis over the entire fixed term irrespective of the time value of money and the actual cash payments. This has the effect that in the earlier years of such leases, the income statement charge is higher than the contractual payments.

d) Lease incentives
Under UK GAAP, the Group's policy on recognition of lease incentives was to spread the incentive over the period to the first market rent review. Under IFRS, SIC 15 "Operating leases – incentives" the requirement is for such incentives to be spread over the life of the lease.

e) Dividends
Under UK GAAP, dividends are provided for in the period in respect of which they are declared or proposed. IAS 10 "Events after the balance sheet date" requires that dividends are given effect only in the period in which they are approved.

f) Business combinations and intangible assets
Under UK GAAP, goodwill on acquisitions made by the Group since 2 May 1999, has been capitalised on the balance sheet and amortised over its estimated life where such a life has been determined to be finite. Prior to 2 May 1999, goodwill arising on acquisitions was eliminated against reserves in the consolidated balance sheet in the year in which the acquisition was made.

IFRS 3 prohibits the amortisation of goodwill. This standard requires goodwill to be carried at cost with impairment reviews conducted annually and at other times if there are indications that the carrying amount may not be supportable.

The Group has adopted the transitional provisions set out in IFRS 1, to apply IFRS 3 prospectively from the Transition Date whereby goodwill arising on acquisitions made prior to this is frozen as at the Transition Date and any goodwill amortisation occurring in the financial year 2004/05 is therefore reversed for IFRS reporting purposes. Only a small proportion of the Group's goodwill was determined to have a finite life under UK GAAP and, accordingly, the effect of ceasing to amortise is relatively small.

IAS 38 "Intangible assets" requires other intangible assets to be separately identified and amortised over their useful economic lives. These lives will typically not be indefinite and as a result, upon acquisition of a company, intangible assets such as brands and customer lists are now separately valued and then amortised over their useful economic lives.

11 Financial information under International Financial Reporting Standards (continued)
Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired subsidiary, any goodwill previously taken directly to shareholders' funds is then charged to the income statement as part of profit or loss on disposal or closure. Under IFRS the appropriate balance to be written off on the disposal of the business is the remaining unamortised balance for goodwill.

g) Taxation
Under UK GAAP, deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not to be recoverable. Although some differences exist between IFRS and UK GAAP, IAS 12 "Income taxes" is similar to UK GAAP and has no effect on the Group's UK GAAP figures. IAS 12 has, however, been applied to the IFRS adjustments discussed above.

h) Presentation of financial statements
The primary financial statements are presented in accordance with IAS 1 "Presentation of Financial Statements". Although similar, such a presentation differs from its UK GAAP equivalent.

Under UK GAAP 'exceptional item' was a defined term. Under IAS 1, there is no definition of 'exceptional items'. However, the standard provides examples of circumstances where, when such items of income and expense are material, the nature and amount should be disclosed separately. Included in these examples are many one off items which the Group has previously described as 'exceptional'. Accordingly, the Group will continue to identify such items separately.

i) Reclassifications
The following reflects the key presentational changes to the balance sheet and income statement. Such changes have no effect on either net assets or profits going forwards.

- Under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware is included as property, plant and equipment. All other computer software is included as an intangible asset. As a result, certain software previously shown as fixed assets has been reclassified as intangible assets;
- Under UK GAAP, specific definitions exist for cash at bank and in hand and short term investments. Under IFRS, a new category described as 'cash and cash equivalents' replaces the UK GAAP equivalent of cash at bank and in hand. The definition of cash and cash equivalents results in a reclassification of certain amounts from short term investments into cash and cash equivalents;
- Under UK GAAP, provisions for liabilities and charges are not required to be split formally between current and non current. IFRS requires this distinction to be made;
- Under UK GAAP, deferred tax assets are split between amounts falling due within one year and amounts falling due after more than one year. IFRS requires all deferred tax asset balances to be shown as non current; and
- Unlike UK GAAP, IFRS makes no distinction in the income statement between operating and non-operating items. Accordingly, all items previously classified as 'non-operating' will be reclassified as 'operating'. However, separate disclosure of such non-operating items will continue to be made as in the past.

j) Derivative financial instruments
The transitional effects of adopting IAS 32 and IAS 39 are described in note 12.

11 Financial information under International Financial Reporting Standards (continued)

Summary of differences between UK GAAP and IFRS on profit for the period attributable to equity shareholders

	28 weeks ended 13 November 2004 £ million	52 weeks ended 30 April 2005 £ million
Profit for the period in accordance with UK GAAP	99.7	243.1
IFRS adjustments:		
- Share based payments (IFRS 2)	(4.8)	(8.7)
- Employee benefits (IAS 19)	0.1	0.3
- Leases (IAS 17) - Finance leases	0.7	1.5
- Leases (IAS 17) - Fixed rentals	(0.6)	(1.2)
- Lease incentives (SIC 15)	(0.6)	(1.0)
IFRS adjustments to underlying operating profit	(5.2)	(9.1)
- Amortisation of intangibles acquired (IAS 38)	(0.5)	(1.2)
- Goodwill amortisation reversal (IFRS 3)	3.2	7.2
IFRS adjustments to total operating profit	(2.5)	(3.1)
- Employee benefits (IAS 19) – interest benefit	1.1	2.1
- Leases (IAS 17) – interest charge	(1.6)	(3.3)
IFRS adjustments to finance income	(0.5)	(1.2)
- Share based payments (IFRS 2) – tax effect	0.2	0.7
- Employee benefits (IAS 19) – tax effect	(0.4)	(0.7)
- Leases (IAS 17) – Finance leases tax effect	0.3	0.5
- Leases (IAS 17) – Fixed rentals tax effect	0.2	0.4
- Lease incentives (SIC 15) – tax effect	0.2	0.3
- Amortisation of intangibles acquired (IAS 38) - tax effect	0.2	0.4
IFRS adjustments to taxation	0.7	1.6
Profit for the period attributable to equity shareholders of the parent company in accordance with IFRS	97.4	240.4

11 Financial information under International Financial Reporting Standards (continued)

Summary of differences between UK GAAP and IFRS on shareholders' funds

Effects of differences between UK GAAP and IFRS on shareholders' funds	13 November 2004 £ million	30 April 2005 £ million
Shareholders' funds for the period in accordance with UK GAAP	1,464.2	1,432.9
IFRS adjustments:		
- Share based payments (IFRS 2)	-	-
- Goodwill amortisation reversal (IFRS 3)	3.2	7.2
- Employee benefits (IAS 19)	(164.2)	(186.2)
- Leases (IAS 17) - finance leases	(2.6)	(3.6)
- Leases (IAS 17) - fixed rentals	(1.5)	(2.1)
- Lease incentives (SIC 15)	(20.5)	(20.9)
- Intangibles acquired (IAS 38)	5.2	4.6
- Dividends (IAS 10)	35.2	115.2
IFRS adjustments before taxation	(145.2)	(85.8)
- Deferred tax asset on notional share option charge (IFRS 2)	4.0	3.0
- Deferred tax asset on pension liability (IAS 19)	48.6	56.0
- Deferred tax asset on leases (IAS 17) - finance leases	0.8	1.1
- Deferred tax asset on leases (IAS 17) - fixed rentals	0.4	0.6
- Deferred tax asset on operating lease incentives (SIC 15)	6.2	6.3
- Deferred tax liability on intangibles acquired (IAS 38)	(5.6)	(5.4)
IFRS adjustments after taxation	(90.8)	(24.2)
Shareholders' funds in accordance with IFRS	1,373.4	1,408.7

12 Transitional adjustment on first time adoption of IAS 32 and IAS 39

The principal impacts of IAS 32 and IAS 39 on the Group's financial statements are to value all financial assets and liabilities at fair value on the balance sheet. One of the key effects relates to the recognition of derivative financial instruments at fair value. Financial assets and financial liabilities that arise on derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting is dependent on how they are designated. The different designations are explained below.

Fair value hedges

The Group uses interest rate and cross currency swaps to hedge the exposure to interest rates and currency movements of its interest payments, interest receipts and translated values of foreign currency assets and liabilities.

Under UK GAAP, derivative financial instruments held to hedge these exposures were accounted for using hedge accounting and were not recognised at fair value in the balance sheet. Under IAS 39, derivative financial instruments that meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised within 'Finance income' or 'Finance costs' in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the income statement.

12 Transitional adjustment on first time adoption of IAS 32 and IAS 39 (continued)

Cash flow hedges

The Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance sheet. Under IAS 39, derivative financial instruments that qualify for cash flow hedging are recognised on the balance sheet at fair value with the movement in fair value deferred in equity until the inventory is delivered.

Net investment hedges

The Group uses currency forward contracts and currency swaps to hedge its currency risk on the translation of net investments in foreign entities.

Under IAS 39 the Group has designated the hedge as the spot to spot movement of these derivatives and provided the hedging requirements of IAS 39 are met and the hedging relationship is fully effective, gains and losses are recognised in equity. Accordingly this treatment does not differ from UK GAAP.

On the adoption of IAS 32 and IAS 39, there is no material impact for the Group from other financial assets and liabilities that are not part of a designated hedge relationship.

Adjustments to opening balance sheet as at 1 May 2005 arising from adoption of IAS 32 and IAS 39

	Note	Opening balance sheet under IFRS £ million	Effect of IAS 32 and IAS 39 £ million	Opening balance sheet (as restated) £ million
Non-current assets				
Fixed asset investments		3.2	**2.0**	5.2
Trade and other receivables		29.6	**(15.5)**	14.1
Deferred tax assets		161.3	**5.5**	166.8
Current assets				
Trade and other receivables		367.5	**(7.7)**	359.8
Short term investments	10	306.5	**0.8**	307.3
Current liabilities				
Borrowings		(34.7)	**14.1**	(20.6)
Trade and other payables		(1,370.6)	**(23.3)**	(1,393.9)
Non-current liabilities				
Borrowings		(317.9)	**13.2**	(304.7)
Impact on net assets			**(10.9)**	
Equity	9			
Other reserves		26.2	**1.8**	28.0
Retained earnings		1,152.3	**(12.7)**	1,139.6
Impact on equity shareholders' funds			**(10.9)**	

13 Post balance sheet event

On 9 January 2006, the Group announced the acquisition of Markantalo, a 26 store electrical retailer based in Finland, from a consortium of shareholders for a maximum total cash consideration of €49 million (£33 million). Completion of the acquisition is expected to take place on 1 March 2006.

Independent Review Report

To DSG international plc

Introduction
We have been instructed by the Company to review the financial information for the 28 weeks ended 12 November 2005 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

International Financial Reporting Standards (IFRS)
As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted by the European Commission. Accordingly, the Interim Report has been prepared in accordance with recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 12 November 2005.

Deloitte & Touche LLP
Chartered Accountants
London
18 January 2006

Additional Information

Sales and underlying operating profit analysis

	Note	Sales: 28 weeks ended 12 November 2005 £ million	Sales: 28 weeks ended 13 November 2004 (restated) £ million	Total % change	Like for like % change	Underlying operating profit /(loss)*: 28 weeks ended 12 November 2005 £ million	Underlying operating profit /(loss)*: 28 weeks ended 13 November 2004 £ million
Computing & Communications							
UK Computing	1	**842.0**	853.5	(1)%	(8)%	**47.7**	55.6
International Computing	2	**122.9**	93.9	31%	-	**(15.0)**	(13.9)
Total Computing		**964.9**	947.4	2%	(7)%	**32.7**	41.7
UK Communications	3	**224.4**	283.0	(21)%	(28)%	**4.0**	17.2
Total Computing & Communications		**1,189.3**	1,230.4	(3)%	(12)%	**36.7**	58.9
Electricals							
UK & Ireland Electricals		**1,291.7**	1,319.1	(2)%	(2)%	**2.2**	13.9
Nordic	4	**530.6**	465.3	14%	5%	**36.3**	29.8
Southern Europe	5	**449.6**	324.1	39%	6%	**19.5**	15.3
Central Europe	6	**45.6**	44.3	3%	n/a	**(5.3)**	(4.7)
International Electricals		**1,025.8**	833.7	23%	5%	**50.5**	40.4
Total Electricals		**2,317.5**	2,152.8	8%	1%	**52.7**	54.3
TOTAL RETAIL		**3,506.8**	3,383.2	4%	(3)%	**89.4**	113.2
Corporate Centre & Shared Services							
Corporate & Group Shared Services		**-**	-	-	-	**(11.2)**	(11.7)
Property profits		**-**	-	-	-	**5.4**	5.5
Codic	7	**0.2**	10.6	n/a	n/a	**0.1**	0.1
Corporate Centre		**0.2**	10.6	n/a	n/a	**(5.7)**	(6.1)
TOTAL GROUP		**3,507.0**	3,393.8	3%	(3)%	**83.7**	107.1

* Underlying results are defined as being before amortisation of acquired intangibles, restructuring costs, profits on sale of investments, profits on sale of subsidiaries and net mark to market gains on revaluation of financial instruments.

1 UK Computing comprises PC World and PC World Business.
2 International Computing comprises the PC City operations in Spain, France, Sweden and Italy.
3 UK Communications comprises The Link and Genesis (together The Link Communications Group).
4 Nordic comprises the Elkjøp Group which operates in Norway, Sweden, Finland, Denmark and Iceland.
5 Southern Europe comprises UniEuro in Italy and Kotsovolos in Greece. Included within operating profit is £0.7 million of Kotsovolos profits generated as an associate.
6 Central Europe comprises Electro World which operates in Hungary, the Czech Republic and Poland.
7 Codic represents the residual property operations in Germany retained by the Group which are to be discontinued following the sale of the remainder of the European Property division in 2003.

Retail Store data

	Number of stores		Selling space '000 sq ft	
	12 November 2005	13 November 2004	12 November 2005	13 November 2004
Computing & Communications				
PC World	**148**	140	**2,390**	2,277
UK Computing	**148**	140	**2,390**	2,277
PC City Spain	**22**	19	**370**	321
PC City France	**9**	7	**159**	130
PC City Italy	**6**	4	**110**	70
PC City Sweden	**5**	2	**83**	39
International Computing	**42**	32	**722**	560
The Link	**294**	288	**279**	274
UK Communications	**294**	288	**279**	274
Total Computing & Communications	**484**	460	**3,391**	3,111
Electricals				
Dixons	**214**	217	**623**	642
Currys	**363**	371	**4,378**	4,285
Ireland	**20**	15	**210**	159
UK & Ireland Electricals	**597**	603	**5,211**	5,086
Elkjøp – Norway	**96**	95	**1,049**	930
Elkjøp – Sweden	**49**	40	**903**	762
Elkjøp – Denmark	**25**	21	**434**	332
Elkjøp – Finland	**19**	15	**375**	299
Elkjøp – Iceland	**2**	2	**30**	30
Elkjøp – Faroe Islands	**3**	-	**9**	-
Nordic *	**194**	173	**2,800**	2,353
UniEuro	**104**	99	**2,002**	1,826
Kotsovolos	**76**	78	**600**	605
Southern Europe	**180**	177	**2,602**	2,431
Electro World Hungary	**6**	5	**207**	197
Electro World Czech Republic	**7**	5	**260**	207
Electro World Poland	**1**	-	**58**	-
Central Europe	**14**	10	**525**	404
International Electricals	**388**	360	**5,927**	5,188
Total Electricals	**985**	963	**11,138**	10,274
Total Group	**1,469**	1,423	**14,529**	13,385

* includes franchise stores

Shareholder Information

Registered office
Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG
Registered No. 3847921
www.dsgiplc.com

Registrars and transfer office
Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Tel: 0870 162 3100
www.capitaregistrars.com

Joint brokers
JP Morgan Cazenove
Citigroup Global Markets

Shareholder enquiries
Shareholders can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, you can download change of address, dividend mandate and stock transfer forms. This is a secure site. So that the system can validate enquiries an Investor Code is required. This is a numerical account number shown on your share certificate and dividend tax counterfoil.

Share dealing service
Online and telephone share dealing services are available through our Registrars, providing easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the online dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

JP Morgan Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from JP Morgan Cazenove. Tel: 020 7155 5155.

Dividend mandate
If you wish your dividends to be paid directly into a bank or building society account you should contact the Registrars for a dividend mandate form or download one from the Registrars' website shown above. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date.

CREST
The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can opt to receive their dividends through the CREST system.

Capital gains tax
For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Unsolicited mail
The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service
FREEPOST 22
London W1E 7ER

Or register on their website at www.mpsonline.org.uk

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Financial calendar
Interim dividend record date
27 January 2006

Payment of interim dividend
1 March 2006

2005/06 preliminary annual results announcement
21 June 2006

2005/06 annual report and accounts publication
August 2006

Annual General Meeting
6 September 2006

Payment of 2005/06 final dividend
September 2006

If you would like this Interim Statement or any other shareholder documentation in an alternative format, please send a request to disability@dsgiplc.com or telephone 01727 204474 or minicom 01727 206753.


Produced and printed by Pindar Graphics 01.06
www.pindar.com 01296 390100


Currys
Dixons
ELKJØP
UniEuro
ELECTRO WORLD
ΚΩΤΣΟΒΟΛΟΣ
PC WORLD
The Computer Superstore
PC WORLD
Business
PC CITY
Computer Superstore
The Link
Genesis
Communications

DSG international plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG
Telephone 0870 850 3333
www.dsgiplc.com